AutoNation, Inc. (AN)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, AutoNation
Shareholder Alert
Please vote for Proposal 3 – Independent Board Chairman

Proposal 3 – Independent Board Chairman
Shareholders request that the Board of Directors adopt as a policy that the Chairman of the Board, whenever possible, be an independent member of the Board.

It is important to vote for this proposal because this proposal is in favor of not waiting until 2021 to have an independent Board Chairman.
Plus our Board of Directors can change their mind in 2021 and combine the roles of Chairman and CEO.
Carl Liebert could have already been given assurances that he could be the Chairman and CEO in 2021.

The shareholders of Allergan will be able to vote on immediate adoption of a proposal like this on May 1, 2019.

It is important to vote for this proposal because this proposal is also in favor of a true Lead Independent Director now.
Our current Lead “Independent” Director, Rick Burdick, has been a director of AutoNation for 28-years.
Long-tenure in a director is the exact opposite of independence.

If Against votes are cast in regard to Mr. Burdick it may send a message that shareholders are more in favor of independent director oversight of management and shareholders are not happy with the price of our stock falling from $45 to $37 since the 2018 annual meeting.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 3  by following the instructions provided in the management proxy mailing.